UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0167 Expires: November 30, 2010 Estimated average burden hours per response . . . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   1-11778

ACE Limited

(Exact name of registrant as specified in its charter)

ACE Global Headquarters, 17 Woodbourne Street, Hamilton HM 08 Bermuda (441) 295-5200

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Depositary Shares, each representing one-tenth of a share of 7.80% Cumulative Redeemable
Preferred Shares, Series C (Liquidation Preference $25.00 per Depositary Share)

  (Title of each class of securities covered by this Form)

Ordinary Shares, par value $0.041666667 per share

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:      0

Pursuant to the requirements of the Securities Exchange Act of 1934, ACE Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 25, 2008	By:	/s/ Robert F. Cusumano
Name: Robert F. Cusumano
Title: General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069(12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number